THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

9912 Georgetown Pike

Suite D203

Great Falls, VA 22066

May 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Ambrogi

Re:	Thunder Bridge Capital Partners IV, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 16, 2023
File No. 001-40555

Dear Mr. Ambrogi:

Thunder Bridge Capital Partners IV, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 23, 2023 and the comment letter dated May 24, 2023, regarding the Preliminary Proxy Statement on Schedule 14A filed on May 16, 2023. Concurrently with the submission of this letter, the Company is filing an Amendment to Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We acknowledge the Staff’s comment and respectfully inform the Staff that our sponsor, TBCP IV, LLC, is a Delaware limited liability company that is not controlled by, has no members who are, and has no substantial ties with, any non-U.S. person, other than one non-controlling member organized in the Cayman Islands and that is owned by only U.S. persons. Regarding the additional risk factor requested, due to our response in the immediately preceding sentence, we believe that such a risk factor is not applicable.

U.S. Securities and Exchange Commission

May 25, 2023

Risk Factors (Oral Comment)

2.	We note that the company is asking its shareholders to extend the company’s termination date from July 2, 2023 to July 2, 2024, which is 36 months from the time of its IPO. Page 14 of the proxy statement states that to mitigate the risk that the company might be deemed to be an investment company under the Investment Company Act, it expects to instruct the trustee prior to the 24-month anniversary of its IPO to liquidate the investments held in the trust account and instead to hold the funds in an interest bearing demand deposit account. Please revise the proxy statement to add risk factors stating that the company may be deemed to be an unregistered investment company under the Investment Company Act and that the longer it holds investments in non-cash items the greater the risk is that it would be deemed to be an unregistered investment company.

We acknowledge the Staff’s comment and respectfully inform the Staff that we have added the requested risk factors on pages 13-14 of the Revised Proxy Statement.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Benjamin Reichel, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP